UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO SECTION 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2018

Commission File Number: 001-38091

NATIONAL ENERGY SERVICES REUNITED CORP.

(Translation of registrant’s name into English)

777 Post Oak Blvd., Suite 730

Houston, Texas 77056

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes [  ] No [ X ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes [  ] No [ X ]

Changes in Registrant’s Certifying Accountant

On August 6, 2018, the Audit Committee (the “Committee”) of the Board of Directors of National Energy Services Reunited Corp. (the “Company’) approved the dismissal of Marcum LLP (“Marcum”) as the Company’s independent registered public accounting firm. On August 6, 2018 (the “Dismissal Date”), the Company notified Marcum of its dismissal effective immediately. Marcum served as the Company’s independent registered public accounting firm for the period from January 23, 2017 (inception) through December 31, 2017 and for the subsequent interim period through the Dismissal Date.

Marcum’s report on the Company’s consolidated financial statements as of December 31, 2017 and for the period from January 23, 2017 (inception) through December 31, 2017 did not contain an adverse opinion or a disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope, or accounting principles, except that it contained an emphasis paragraph with respect to the uncertainty about the Company’s ability to continue as a going concern.

During the period from January 23, 2017 (inception) through December 31, 2017 and in the subsequent interim period through the Dismissal Date, there were (i) no disagreements between the Company and Marcum on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement, if not resolved to the satisfaction of Marcum, would have caused Marcum to make reference to the subject matter of the disagreement in its reports on the consolidated financial statements for such periods and (ii) no “reportable events” (as that term is defined in Item 304(a)(1)(v) of Regulation S-K).

The Company provided Marcum with a copy of this Report on Form 6-K, and requested that Marcum furnish the Company with a letter addressed to the U.S. Securities and Exchange Commission stating whether Marcum agrees with the disclosures contained in this Report on Form 6-K and, if not, stating the respects in which it does not agree. The Company has received the requested letter from Marcum and a copy of Marcum’s letter has been furnished as Exhibit 99.1 to this Report on Form 6-K.

In addition, on August 6, 2018, the Committee approved the engagement of KPMG as the Company’s independent registered public accounting firm. KPMG was formally engaged on August 6, 2018. KPMG previously served as the independent registered public accounting firm for NPS Holdings Limited, the accounting predecessor of the Company.

During the period from January 23, 2017 (inception) through December 31, 2017 and the subsequent interim period through the Dismissal Date, neither the Company nor anyone on its behalf has consulted with KPMG regarding (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements, and neither a written report nor oral advice was provided to the Company that KPMG concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing, or financial reporting issue or (ii) any matter that was either the subject of a “disagreement” (as that term is defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions to Item 304 of Regulation S-K) or a “reportable event” (as that term is defined in Item 304(a)(1)(v) of Regulation S-K).

This report on Form 6-K shall be deemed incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-226194) and to be a part thereof from the date which it was filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Financial Statements and Exhibits

Exhibits.

Number	Description
99.1	Letter of Marcum dated August 8, 2018 regarding change in independent registered public accounting firm.

SIGNATURES

Pursuant to the requirements of Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATIONAL ENERGY SERVICES REUNITED CORP.

Date: August 8, 2018	By:	/s/ Melissa Cougle
	Name:	Melissa Cougle
	Title:	Chief Financial Officer